IMMUNE DESIGN CORP.

1616 Eastlake Ave. E., Suite 310

Seattle, Washington 98102

December 28, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler

Re:	Immune Design Corp.
Registration Statement on Form S-3 (File No. 333-206324)
Request for Acceleration of Effective Date

Dear Mr. Riedler:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Immune Design Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on December 29, 2015, or as soon thereafter as possible.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Immune Design Corp.

/s/ Stephen R. Brady
By:	Stephen R. Brady
Title:	Executive Vice President, Strategy & Finance